UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Personalis, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

7153D 10 6
(CUSIP Number)

Lightspeed Venture Partners VIII, L.P.
c/o Lightspeed Venture Partners
Attention: Andrew Moley
2200 Sand Hill Road
Menlo Park, CA 94025
(650) 234-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7153D 10 6

1	NAMES OF REPORTING PERSONS
LIGHTSPEED VENTURE PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,117,768 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,117,768 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,117,768

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.93% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1
Based on 51,938,839 shares of common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of April 29, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2024 (the “Form 10-Q”).

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED GENERAL PARTNER VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,117,768 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,117,768 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,117,768

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.93% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED ULTIMATE GENERAL PARTNER VIII, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,117,768 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,117,768 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,117,768

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.93% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED VENTURE PARTNERS SELECT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,958,726 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,958,726 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,958,726

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.77% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED GENERAL PARTNER SELECT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,958,726 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,958,726 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,958,726

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.77% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED ULTIMATE GENERAL PARTNER SELECT, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,958,726 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,958,726 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,958,726

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.77% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED VENTURE PARTNERS SELECT IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,084,240 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,084,240 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,084,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.01% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED GENERAL PARTNER SELECT IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,084,240 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,084,240 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,084,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.01% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED ULTIMATE GENERAL PARTNER SELECT IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,084,240 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,084,240 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,084,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.01% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LSVP VIII TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,117,768 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,117,768 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,117,768

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.93% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
LIGHTSPEED TRUSTEE VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,117,768 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,117,768 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,117,768

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.93% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
BARRY EGGERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,076,494 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,076,494 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,076,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.70% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
RAVI MHATRE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,160,734 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,160,734 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,160,734

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.71% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
PETER Y. NIEH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,750

	8	SHARED VOTING POWER
6,076,494 (see Item 5)

	9	SOLE DISPOSITIVE POWER
4,750.

	10	SHARED DISPOSITIVE POWER
6,076,494 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,081,244

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.71% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

CUSIP No. 7153D 10 6
1	NAMES OF REPORTING PERSONS
ARIF JANMOHAMED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,084,240 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,084,240 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,084,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.01% (see Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024, as reported in the Form 10-Q.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the SEC on August 24, 2020 (the “Original Schedule 13D”), which was subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 7, 2022 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure in Item 2 is hereby amended and restated in its entirety to read as follows:

(a)
This Statement is being filed jointly on behalf of (i) Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), (ii) Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), (iii) Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), (iv) Lightspeed Venture Partners Select, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Select”), (v) Lightspeed General Partner Select, L.P., a Cayman Islands exempted limited partnership (“LGP Select”), (vi) Lightspeed Ultimate General Partner Select, Ltd., a Cayman Islands exempted company (“LUGP Select”), (vii) Lightspeed Venture Partners Select IV, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Select IV”), (viii) Lightspeed General Partner Select IV, L.P., a Cayman Islands exempted limited partnership (“LGP Select IV”), (ix) Lightspeed Ultimate General Partner Select IV, L.L.C., a Cayman Islands limited liability company (“LUGP Select IV”), (x) LSVP VIII Trust, a Delaware statutory trust (“Lightspeed VIII Trust”), (xi) Lightspeed Trustee VIII, LLC, a Delaware limited liability company (“Lightspeed VIII Trustee”), (xii) Barry Eggers (“Eggers”), (xiii) Ravi Mhatre (“Mhatre”), (xiv) Peter Y. Nieh (“Nieh”) and (xv) Arif Janmohamed (“Janmohamed” and, together with Lightspeed VIII, LGP VIII, LUGP VIII, Lightspeed Select, LGP Select, LUGP Select, Lightspeed Select IV, LGP Select IV, LUGP Select IV, Lightspeed VIII Trust, Lightspeed VIII Trustee, Eggers, Mhatre, and Nieh, the “Reporting Persons” and each, a “Reporting Person”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 28, 2024, a copy of which is attached hereto as Exhibit 99.4.

(b)	The address for each of the Reporting Persons is c/o Lightspeed Venture Partners, 2200 Sand Hill Road, Menlo Park, CA 94025.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.

(c)
Lightspeed VIII, Lightspeed Select and Lightspeed Select IV are private investment funds. LUGP VIII is the general partner of LGP VIII, which is the general partner of Lightspeed VIII. LUGP Select is the general partner of LGP Select, which is the general partner of Lightspeed Select. LUGP Select IV is the general partner of LGP Select IV, which is the general partner of Lightspeed Select IV. Lightspeed VIII Trustee is the trustee of Lightspeed VIII Trust, a statutory trust. Eggers is a Partner at Lightspeed Venture Partners and serves as a director of LUGP VIII and LUGP Select and as a member of Lightspeed VIII Trustee. Mhatre is a Partner at Lightspeed Venture Partners and serves as a director of LUGP VIII and LUGP Select, as a manager of LUGP Select IV and as a member of Lightspeed VIII Trustee. Nieh is a Partner at Lightspeed Venture Partners and serves as a director of LUGP VIII and LUGP Select and as a member of Lightspeed VIII Trustee. Janmohamed is a Partner at Lightspeed Venture Partners and serves as a manager of LUGP Select IV.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Lightspeed VIII, LGP VIII, LUGP VIII, Lightspeed Select, LGP Select, LUGP Select, Lightspeed Select IV, LGP Select IV and LUGP Select IV are organized under the laws of the Cayman Islands. Lightspeed VIII Trust and Lightspeed VIII Trustee are organized under the laws of the State of Delaware. Eggers, Mhatre, Nieh and Janmohamed are citizens of the United States of America.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented to add the following:

The Reporting Persons will seek to engage in a dialogue with the Issuer’s Board of Directors and/or management about strategic opportunities to maximize shareholder value, including transactions in which the Reporting Persons may seek to participate and potentially engage in, as an acquirer, investor or seller.  The Reporting Persons may also seek to communicate with third parties about such transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The disclosures in Item 5(a) and (b) are hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Statement that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

4,117,768 shares of Common Stock are owned directly by Lightspeed VIII and are deemed to be held on behalf of, and for the benefit of, Lightspeed VIII Trust. Such shares may be deemed to be beneficially owned by Lightspeed VIII Trustee because Lightspeed VIII Trustee is the trustee of Lightspeed VIII Trust, and may also be deemed to be beneficially owned by LGP VIII, LUGP VIII and Eggers, Mhatre and Nieh because (i) LGP VIII is the general partner of Lightspeed VIII, (ii) LUGP VIII is the general partner of LGP VIII and (iii) Eggers, Mhatre and Nieh serve as directors of LUGP VIII and as members of Lightspeed VIII Trustee. Each of the Reporting Persons (other than Lightspeed VIII Trust), and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed VIII.

1,958,726 shares of Common Stock are owned directly by Lightspeed Select and may be deemed to be beneficially owned by LGP Select, LUGP Select and Eggers, Mhatre and Nieh because (i) LGP Select is the general partner of Lightspeed Select, (ii) LUGP Select is the general partner of LGP Select and (iii) Eggers, Mhatre and Nieh serve as directors of LUGP Select. Each of the Reporting Persons (other than Lightspeed Select), and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed Select.

2,084,240 shares of Common Stock are owned directly by Lightspeed Select IV and may be deemed to be beneficially owned by LGP Select IV, LUGP Select IV and Mhatre and Janmohamed because (i) LGP Select IV is the general partner of Lightspeed Select IV, (ii) LUGP Select IV is the general partner of LGP Select IV and (iii) Mhatre and Janmohamed serve as managers of LUGP Select IV. Each of the Reporting Persons (other than Lightspeed Select IV), and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed Select IV.

4,750 shares of Common Stock are owned directly by Nieh who exercises sole voting and dispositive power over such shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 hereof is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to include the following exhibit:

Exhibit Number	Description of Exhibit

99.4	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: June 28, 2024

Lightspeed Venture Partners VIII, L.P.

	By:	Lightspeed General Partner VIII, L.P.
	Its:	General Partner

	By:	Lightspeed Ultimate General Partner VIII, Ltd.
	Its:	General Partner

	By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select IV, L.P.

By:	Lightspeed General Partner Select IV, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select IV, L.P.

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select IV, L.L.C.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Arif Janmohamed
Arif Janmohamed

LSVP VIII Trust

By:	Lightspeed Trustee VIII, LLC
Its:	Trustee

By:	/s/ Barry Eggers
Member

By:	/s/ Ravi Mhatre
Member

By:	/s/ Peter Y. Nieh
Member

Lightspeed Trustee VIII, LLC

By:	/s/ Barry Eggers
Member

By:	/s/ Ravi Mhatre
Member

By:	/s/ Peter Y. Nieh
Member

SCHEDULE A

The business address for each of the persons listed below is c/o Lightspeed Venture Partners, 2200 Sand Hill Road, Menlo Park, California 94025, and the business telephone number of each such person is (650) 234-8300.

Name	Title/Principal Occupation or Employment	Citizenship
Barry Eggers	Mr. Eggers is a director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States of America
Ravi Mhatre	Mr. Mhatre is a director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States of America
Peter Y. Nieh	Mr. Nieh is a director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States of America